UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40805

VersaBank

(Exact name of registrant as specified in its charter)

140 Fullarton Street, Suite 2002

London, Ontario N6A 5P2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 1, 2021, VersaBank issued a Consolidated Financial Statement Years ended October 31, 2021 and 2020, Management’s Discussion and Analysis of Operations and Financial Condition for the Year Ended October 31, 2021, a press release regarding fourth quarter and year end 2021 results and a press release regarding dividends, copies of which are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: December 1, 2021	By:	/s/ Shawn Clarke
		Name:	Shawn Clarke
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consolidated Financial Statement Years ended October 31, 2021 and 2020.
99.2	Management’s Discussion and Analysis of Operations and Financial Condition for the Year Ended October 31, 2021.
99.3	Press Release dated December 1, 2021 titled “VERSABANK REPORTS CONTINUED STRONG FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR END 2021, HIGHLIGHTED BY RECORD NET INCOME FOR EACH PERIOD AND A RECORD LOAN PORTFOLIO.”
99.4	Press Release dated December 1, 2021 titled “VERSABANK DECLARES DIVIDENDS.”